UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2008.
or

☐	Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from                      to                     .
Commission file number 1-02658
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Stewart Salary Deferral Plan
1980 Post Oak Blvd
Houston, TX 77056-3899
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Stewart Information Services Corporation
(a Delaware Corporation)
74-1677330
1980 Post Oak Blvd
Houston, Texas 77056-3899
Telephone Number — Area Code (713) 625 -8100

Required Information
The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart Salary Deferral Plan:
Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits — December 31, 2008 and 2007
Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2008
Notes to Financial Statements — December 31, 2008 and 2007
Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008
Signatures
Exhibit
Consent of MFR, P.C. (Exhibit 23.1)

STEWART SALARY DEFERRAL PLAN
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
Stewart Salary Deferral Plan:
We have audited the accompanying statements of net assets available for benefits of the Stewart Salary Deferral Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ MFR, P.C.

Houston, Texas
June 17, 2009

STEWART SALARY DEFERRAL PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
ASSETS:
Investments, at fair value	$182,719,407	$247,750,744
Noninterest-bearing cash	1	18,920
Receivables —
Company contributions, net of forfeitures	118,747	159,101
Plan participants’ contributions	503,866	739,334
Plan participants’ loan repayments	101,308	101,497
Securities sales receivable	14,012	16,741
Other plan receivable	12,500	—
Accrued income on investments	274	3,767,512

Total receivables	750,707	4,784,185

Total assets	183,470,115	252,553,849

LIABILITIES:
Securities purchases payable	547,518	915,833
Administrative expense payable	12,500	—
Excess contribution refunds	110,424	97,479

Total liabilities	670,442	1,013,312

Total net assets available for benefits	$182,799,673	$251,540,537

See accompanying notes to financial statements.

STEWART SALARY DEFERRAL PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

ADDITIONS TO NET ASSETS:
Contributions —
Company, net of forfeitures	$5,324,505
Plan participants	19,618,898
Rollovers	1,334,752

Total contributions	26,278,155

Net investment income (loss) —
Dividends and capital gains	6,430,804
Interest	1,303,411
Net depreciation of investments	(67,938,257)

Total net investment loss	(60,204,042)

Other plan income	40,393

Total net additions to net assets	(33,885,494)

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	34,676,659
Excess contribution refunds	110,424
Administrative expenses	68,287

Total deductions from net assets	34,855,370

Net decrease in net assets available for benefits	(68,740,864)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	251,540,537

End of year	$182,799,673

See accompanying notes to financial statements.

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1) DESCRIPTION OF THE PLAN
The Stewart Salary Deferral Plan (the “Plan”) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (“STG”). STG is a wholly owned subsidiary of Stewart Information Services Corporation (“SISCO”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan is administered by STG (the “Plan Administrator”) and Wells Fargo Bank of Texas, N.A., the Plan’s trustee and record keeper (“Wells Fargo”). An administrative committee of executives (the “Administrative Committee”) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of Wells Fargo.
During 2008, the Plan was amended and restated in its entirety to update for prior amendments and conform to current regulations.
The summary of significant provisions of the Plan presented below provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
     (a) Employee Participation
The Plan is made available to eligible employees of STG and its affiliates (collectively the “Company”). All employees who have completed ninety days (90) of service and work a minimum number of hours, as defined by the Plan, are eligible to participate in the Plan.
     (b) Contributions
Plan participants may defer up to fifty percent (50%) of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (the “IRC”). A participant may make deferrals on a pretax or after-tax basis, or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the IRC. Participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. As of December 31, 2008 and 2007, excess contribution refunds were due to Plan participants in the amount of $110,424 and $97,479, respectively.
Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.
The Company’s matching contribution is equal to fifty cents for each one dollar of considered compensation contributed (other than catch-up contributions) up to a maximum of six percent (6%) of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan. The Plan recorded $5,324,505 for matching contributions, net of forfeitures, during 2008.
Continued

STEWART SALARY AND DEFERRAL PLAN
Notes to Financial Statements
December 31, 2008 and 2007
On November 21, 2008, STG’s Board of Directors voted to temporarily suspend the Company’s matching contributions effective January 1, 2009.
The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, is calculated quarterly and allocated equally to all eligible participants quarterly, in accordance with the Plan’s provisions. The Company may utilize available forfeitures to offset discretionary contributions to the Plan. The Plan had no discretionary contributions during 2008.
Employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document.
     (c) Participant Accounts
Each participant’s account is credited with the elected deferral amount, the Company’s employer matching contribution, a Company discretionary contribution, if any, and an allocation of Plan earnings. Net investment income (loss) is allocated to participants’ accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.
     (d) Investment Options
Employees may elect to have their contributions allocated among various investment options offered by the Plan. As of December 31, 2008, the Plan offers fifteen mutual funds, one common collective trust fund, and the SISCO Stock Fund as investment options. Certain limitations apply under the Plan. During 2008, certain changes to investment options offered by the Plan were made.
The SISCO Stock Fund is invested primarily in SISCO common stock. The remaining portion of the fund is invested in the Wells Fargo Short Term Investment Fund G, a common collective trust fund, which is not available as an investment option. Wells Fargo is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.
During 2008, the Plan added the Wells Fargo Advantage Cash Investment Money Market Service Fund (the Expense Reserve Fund), a mutual fund, for the investment of funds deposited for the payment of administrative expenses for the Plan. This fund is nonparticipant-directed, which is not available as an investment option by Plan participants.
     (e) Vesting and Payment of Benefits
Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death, disability or other termination of employment.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death or disability. Upon other termination of employment, participants are eligible to receive payment of the total account balance if they have completed three (3) years of service. Participants who have completed less than three (3) years of service are eligible to receive payment of all employee contributions, but forfeit Company matching and discretionary contributions and related earnings on such contributions.
Forfeited amounts may be used to reduce future Company matching or discretionary contributions, to pay administrative expenses of the Plan, or to reinstate former participant balances. During 2008, available forfeitures in the amount of $464,453 were utilized to reduce Company matching contributions.
Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.
There were no amounts allocated to withdrawing participants for amounts that have been processed and approved for payment prior to December 31, 2008 and 2007, but not yet paid as of that date.
     (f) Participant Loans
A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lessor of $50,000 or fifty percent (50%) of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a) Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Loan administration fees and mutual fund redemption fees are paid from Plan assets and allocated to the effected participant accounts. Certain investment consulting fees are paid from amounts deposited to pay administrative expenses and thus are not allocated to participants. All administrative expenses not paid by the Plan are paid by the Company.
     (b) Fair Value Measurement
Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2008 and 2007
measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: Valued at the fair value of the underlying securities.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$150,019,939	$—	$—	$150,019,939
Common stock	6,352,824	—	—	6,352,824
Common collective trust funds	—	19,970,917	—	19,970,917
Participant loans	—	—	6,375,727	6,375,727

Total assets at fair value	$156,372,763	$19,970,917	$6,375,727	$182,719,407

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant
Loans

Beginning of year	$6,662,581
Net depreciation of investments	—
Purchases, sales, issuances, settlements and transfers, net	(286,854)

End of year	$6,375,727

     (c) Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividend and capital gain income is recorded on the ex-dividend date.
Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are combined and presented as net appreciation (depreciation) of investments in the statement of changes in net assets available for Plan benefits.
     (d) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2008 and 2007
     (e) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.
(3) INVESTMENTS
The following table presents all Plan investments (participant-directed and non-participant directed) which exceed 5% of the Plan’s net assets at December 31, 2008 and 2007:

	2008		2007

Wells Fargo Bond Index Fund N	$19,649,973		$18,145,827
Wells Fargo Advantage Cash Investment Money Market Fund I	32,661,677		26,045,562
Wells Fargo Advantage Index Fund I	23,999,974		46,455,383
Wells Fargo Dow Jones Target 2020 Fund I	13,630,975		19,016,656
Dodge & Cox Stock Fund	14,392,730		27,092,311
Janus Advisor Forty Fund — Class S	8,490,217	*	12,909,887
Fidelity Advisor Diversified International Fund — Class I	12,784,501		25,222,405

*	presented for comparative purposes only
The following table presents the net appreciation (depreciation) of all Plan investments (participant-directed and non-participant directed) for the year ended December 31, 2008 by investment type:

Mutual funds	$(68,734,017)
Common stock	(218,364)
Common collective trust funds	1,014,124

Total net depreciation of investments	$(67,938,257)

(4) NONPARTICIPANT-DIRECTED INVESTMENTS
The Plan invests funds deposited for the payment of administrative expenses in the Expense Reserve Fund, which is non-participant directed. The following table presents information about the net assets relating to the nonparticipant-directed Plan investment at December 31, 2008 and 2007:
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2008 and 2007

	2008	2007
Net Assets:
Investment in mutual funds	$7	$—
Receivable for other plan income	12,500	—

Total assets	12,507	—

Administrative expense payable	12,500	—

Total net assets	$7	$—

The following table presents information about the significant changes in net assets relating to the nonparticipant-directed Plan investment for the year ended December 31, 2008:

Changes in Net Assets:
Interest on mutual funds	$7
Other plan income	37,500
Administrative expenses	(37,500)

Total changes in net assets	$7

(5) RELATED-PARTY TRANSACTIONS
Wells Fargo is the trustee as defined by the Plan. Certain Plan investments are shares of mutual funds and common collective trust funds managed by Wells Fargo. During 2008, the Plan paid administrative expenses to Wells Fargo for loan administration fees and mutual fund redemption fees of $30,787. In addition, receipts from Wells Fargo totaled $40,393 for 2008, including amounts receivable as of December 31, of $12,500. These transactions qualify as party-in-interest transactions.
Dabney Investment Consulting Associates, Inc. (Dabney) is an investment advisor for the Plan. Administrative expenses paid by the Plan to Dabney for investment consulting fees totaled $30,000 for 2008, including amounts payable as of December 31, of $12,500. Therefore, these transactions qualify as party-in-interest transactions.
STG is the Plan Administrator. Administrative expenses paid on the Plan’s behalf by STG and reimbursed by the Plan totaled $7,500 for 2008. These transactions qualify as party-in-interest transactions.
Certain Plan investments are shares of SISCO common stock, and thus, these transactions qualify as party-in-interest transactions.
These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(6) PLAN TERMINATION
The Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Administrator has temporarily suspended matching contributions to the Plan effective January 1, 2009, however, has expressed no intent to terminate the Plan. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.
(7) TAX STATUS
The Plan received its latest favorable determination letter dated August 12, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

STEWART SALARY DEFERRAL PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Plan Sponsor Number: 74-0924290	Plan Number: 002

	(b)	(c)
	Identity of issuer,	Description of investment including
(a)	borrower, lessor, or	maturity date, rate of interest,	(d)	(e)
Party-in-interest	similar party	collateral, par or maturity value	Cost	Current value

		Participant Directed Investments:
*	Wells Fargo Bank of Texas, N.A.	Bond Index Fund N	**	$19,649,973
*	Wells Fargo Bank of Texas, N.A.	Advantage Cash Investment Money Market Fund — Class I	**	32,661,677
*	Wells Fargo Bank of Texas, N.A.	Advantage Index Fund — Admin Class	**	23,999,974
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2010 Fund I	**	8,813,312
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2020 Fund I	**	13,630,975
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2030 Fund I	**	7,571,362
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2040 Fund I	**	3,279,802
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2050 Fund I	**	132,607
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target Today Fund I	**	733,871
	AIM Distributors, Inc.	Small Cap Growth Fund — Class I	**	3,174,299
	Dodge & Cox	Stock Fund	**	14,392,730
	Dreyfus Service Corp.	Small Cap Stock Index Fund	**	7,434,629
	Goldman, Sachs & Co.	Small Cap Value Fund	**	5,091,344
	Goldman, Sachs & Co.	Short Duration Government Fund — Class I	**	7,828,632
	Janus Distributors, LLC	Advisor Forty Fund — Class S	**	8,490,217
	Fidelity Management	Advisor Diversified International Fund — Class I	**	12,784,501
*	Stewart Information Services Corporation	Common Stock	**	6,352,824
*	Wells Fargo Bank of Texas, N.A.	Short Term Investment Fund G	**	320,944
*	Participant loans	Interest rates from 5.25% to 9.75% with varying maturity dates	**	6,375,727
		Non-participant Directed Investment:
*	Wells Fargo Bank of Texas, N.A.	Advantage Cash Investment Money Market Service Fund	$7	7

		Total		$182,719,407

*	A party-in-interest as defined by ERISA.

**	Cost information is not required as these assets are participant-directed.
See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 17, 2009

By:	/s/ Betty Pruss
Betty Pruss, Chairperson — Administrative
Committee of the Stewart Salary Deferral Plan

By:	/s/ Larry Davis
Larry Davis, STG Senior Vice President and
Member — Administrative Committee of the Stewart Salary Deferral Plan